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AMENDMENT
VF 5-6-04

Att
5-7-04

04016863

D STATES
:CHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

MAR-22-2004

SEC FILE NUMBER
[illegible]

8-16853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRVING LOCKER D/B/A ESICO CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 W. 72 ST. #29F
(No. and Street)

NEW YORK (City) NY (State) 10023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRVING LOCKER 212-874-7936
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABDALA, SAM
(Name – *if individual, state last, first, middle name*)

3A S. MAIN ST. (Address) MARLBORO (City) N.J. (State) 07746 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/15/04

OATH OR AFFIRMATION

I, IRVING LOCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESICO CO, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006

[signature]
Signature

PROPRIETOR
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAM ABDALA
PUBLIC ACCOUNTANT
3A SOUTH MAIN STREET- BUILDING 3A
MARLBORO, NJ 07746
732-780-2742

March 16,2004

Garrett Cummings
NASD
1 Liberty Plaza
New York, N.Y. 10006

Dear Sir:

In response to your letter of March 11,2004, this is to inform you that I stated " In my opinion, the Focus Report presents fairly the Financial Condition of Esico Co. as of December 31,2003, etc, etc."

I audited the "Computation of Net Capital as shown on Page 9 of the Focus Report as follows:"

1. I verified the Cash in Bank of $12,178 By direct correspondence with the bank.
2. I verified the investment of $42,300 in NASDAC, which I listed as Non-Allowable . I saw the cancelled check of $42,300 and the Certificates.

There were no material differemces at all.

Sincerely

Sam Abdala

Sam Abdala
NYS License No. 8708

NASD

March 11, 2004

Mr. Irving Locker
Esico Co.
15 W. 72nd Street
New York, NY 10023

Dear Mr. Locker:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The audit report that was submitted appears deficient in that it did not contain the following:

1). An Accountants' Opinion(s) which covers all of the statements and schedules filed except for the SIPC Supplemental Report and material inadequacies report.

2). A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA FOCUS filing, if material differences existed, or if no material differences existed, a statement so stating.

Therefore, based on the abovementioned, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately submit copies of all above requested documents to this office and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

You are requested to submit your response by March 25, 2004. If you have any questions, please contact the undersigned at (212) 858-4202.

Sincerely,

Garrett Cummings
Associate Examiner

GC:ec